FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No       X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Press Release, dated May 10, 2005, titled “Telecom Argentina S.A. Announces Consolidated First Quarter Results for Fiscal Year 2005 (“1Q05”)”

2.	Tables corresponding to the consolidated first quarter 2005 results.

Item 1 FOR IMMEDIATE RELEASE
Market Cap: P$6,8 billion
(May 10, 2005)

Contacts:
Pedro Insussarry
Pablo Caride
Telecom Argentina
(54-11) 4968-3627/3626

TELECOM ARGENTINA S.A. ANNOUNCES

CONSOLIDATED FIRST QUARTER RESULTS

FOR FISCAL YEAR 2005 (“1Q05”) *

MAJOR EVENTS AND DEVELOPMENTS

•	During 1Q05 the following results were achieved:

•	Net Revenues amounted to P$1,237 MM (+ P$220 MM or +22% vs. 1Q04) mainly due to the expansion of the mobile business.

•	Operating Profit before depreciation and amortization reached a similar level to that of 1Q04 ( + P$14 MM or 3% vs. 1Q04). This result reflects the increased costs related to growth in the cellular business. Additionally, the freeze in regulated tariffs for fixed telephony services limited our ability to offset the increase in costs cause by inflation.

•	Net Income of + P$279 MM (+ P$155 MM vs 1Q04) was mainly as a consequence of positive financial and holding results due to currency exchange differences and to the improvement in Operating Profit.

•	Shareholders Equity as March 31, 2005 amounted to P$781 MM (- P$511 MM or 40% vs. 1Q04).

•	Net Financial Debt as of March 31, 2005 reached P$6,400 MM (- P$757 MM or -11% vs. 1Q04).

•	The Ratio of Net Financial Debt to Operating Profit before Depreciation and Amortization for the last 12 months decreased to 3.2 (from 3.7 as of March 31, 2004), mainly due to the debt restructurings of Telecom Personal and Nucleo that took place during the last quarter of FY04, and to the cash flow generation of the Group.

•	The results of the Company continue to be highly impacted by the fluctuation of the exchange rate of the Peso vs the Dollar and the Euro.

	As of March 31
	2005	2004	Δ $	Δ %
Consolidated net revenues (in MM P$)	1.237	1.017	220	22%
Fixed Telephony	687	655	32	5%
Cellular	550	360	190	53%
Directories edition	0	2	(2)	-100%
Operating Profit before D&A (in MM P$)	508	494	14	3%
Operating Profit (in MM P$)	142	65	77	118%
Net income/(Loss) (in MM P$ )	279	124	155	125%
Shareholder’s equity (in MM P$)	781	1.292	(511)	-40%
Net financial debt (in MM P$)	6.400	7.157	(757)	-11%
CAPEX (in MM P$)	62	25	37	148%
Lines in service (Fixed lines -in thousands)	3.818	3.674	144	4%
Cellular customers (in thousands)	4.758	3.387	1.371	40%
Telecom Personal	4.223	2.852	1.371	48%
Núcleo (Paraguay)	535	535	0	0%
ADSL Total lines (in thousands)	136	80	56	70%
Arnet subscribers (in thousands)	239	207	32	15%
Dial-up and others	149	156	(7)	-5%
ADSL	90	51	39	76%
Fixed line traffic (in MM minutes)	3.898	3.866	32	1%
Incoming/Outgoing cellular traffic in Argentina (in MM minutes)	1.190	804	386	48%
Average Revenue per user (ARPU ) Fixed Telephony/voice (in P$)	38	39	(1)	-2%
Average Revenue per user (ARPU ) Cellular Telephony Arg. (in P$)	34	34	(0)	-1%

* Non-financial data unaudited.

1	www.telecom.com.ar

Item 1

Buenos Aires, May 10, 2005 – Telecom Argentina (BASE: TECO2, NYSE: TEO), one of Argentina’s largest telecommunications companies, announced today consolidated net income of P$279 million for the first quarter of fiscal year 2005 (“1Q05”) mainly due to positive financial and holding results generated by foreign exchange differences. Comparatively, consolidated net income for the first quarter of fiscal year 2004 (“1Q04”) was P$124 million.

Earnings/loss per share and ADR for 1Q05 amounted to P$0.28 and P$1.42, respectively. In comparison, earnings/loss per share and ADR for 1Q04, were P$0.13 and P$0.63, respectively.

Operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for 1Q05 represented 41%, 11% and 23% of net sales, respectively; compared with 49%, 6% and 12%, respectively, for 1Q04.

The fall in the Operating Profit before Depreciation and Amortization margin in 1Q05 is a consequence of the increase in costs generated by higher commissions and discounts in the sale of handsets in the cellular telephony business that allowed the incorporation of new subscribers. Additionally, the effect of the tariff freeze limited our ability to absorb higher costs caused by inflation. As a consequence, Operating Profit before Depreciation and Amortization for 1Q05 reached P$508 million, a similar level to 1Q04.

Company Activities

Evolution of Consolidated Net Revenues

(1Q05 vs. 1Q04 comparison)

Consolidated net revenues for 1Q05 totaled P$1,237 million, an increase of P$220 million, or 22%, compared with P$1,017 million for 1Q04. The increase can be largely attributed to the increase in demand, particularly in the cellular business in Argentina.

Fixed Telephony

In fixed telephony operations, local measured service revenues increased by P$5 million, or 4%, to P$123 million during 1Q05. Domestic long distance “DLD” revenues increased by P$2 million, or 2%, reaching P$109 million. Revenues from domestic long distance telephony increased due to a 7% increase in traffic, partially offset by a decline in the average price for the service.

2	www.telecom.com.ar

Total traffic volume (Local and DLD), measured in minutes, increased by 1%.

Monthly charges increased by P$11 million, or 7%, to P$165 million for 1Q05, mainly due to the increase in customer lines. Customer lines as of March 31, 2005 increased to approximately 3,506,000 when compared to approximately 3,380,000 as of March 31, 2004 due to the recovery in demand. Nevertheless, the current level of lines in service is still below the level reached before the economic crisis in December 2001.

Revenues generated by interconnection services increased by P$6 million, or 12%, to P$56 million, mainly due to the increase in cellular traffic transported by the fixed network.

Regarding international telephony activities, during 1Q05 revenues reached P$55 million increasing by P$1 million or 2%, mainly due to higher traffic levels and partially offset by a decrease in rates of incoming and outgoing traffic.

Internet and Data Transmission

Revenues generated by the data transmission and Internet business totaled P$109 million, representing an increase of P$12 million, or 12%, mainly due to the increase in revenues generated by the Internet business as a consequence of the higher number of ADSL clients partially offset by lower dial-up traffic. In the last two quarters Internet minutes have fallen due to the steady migration of clients to ADSL services.

As of March 31, 2005 total lines in service with ADSL connections amounted to 136,000, an increase of 56,000, or 70%. The number of Arnet’s ADSL subscribers reached approximately 90,000, increasing by 76% while Internet dial-up customers reached approximately 149,000, decreasing 5%. Internet minutes represented 29% of total traffic measured in minutes transported over the fixed-line network.

3	www.telecom.com.ar

Cellular Telephony

The revenues generated by the cellular business during 1Q05 increased by P$190 million, or 53%, to P$550 million.

Revenues of Telecom Personal in Argentina increased by P$188 million, or 59%, to P$506 million, mainly due to the higher number of subscribers, to the increase in total traffic and to the increase in sales of handsets.

In a highly competitive environment, the average monthly revenue per customer remained stable at P$34 when compared with 1Q04, in spite of the significant increase in the number of clients. Additionally, total cellular traffic increased by 48% when compared with 1Q04.

Total cellular subscribers of Telecom Personal in Argentina reached approximately 4,223,000 at March 31, 2005, representing an increase of approximately 1,371,000 customers, or 48%. This increase in the client’s base was fueled by the impressive growth in the number of GSM subscribers which represents 21% of the total customer base.

Regarding its technological development, Telecom Personal continues expanding the coverage and capacity of its GSM/GPRS network and increasing the number of value added services. Telecom Personal also continues with its advertising and promotional campaigns geared toward repositioning its brand and to strengthen its market position.

The customer base as of March 31, 2005 amounted to approximately 3,038,000 prepaid subscribers, representing 72% of the total customer base, and approximately 1,185,000 post-paid subscribers, representing the remaining 28%. These percentages were 81% and 19%, respectively, as of March 31, 2004.

Núcleo, Telecom Personal’s subsidiary that provides cellular services in Paraguay, generated P$44 million in revenues during 1Q05, which are consolidated into the mobile telephony business together with the revenues of Telecom Personal. Nucleo’s 1Q05 revenues represented an increase of P$2 million, or 5%.

4	www.telecom.com.ar

As of March 31, 2005, Núcleo had approximately 535,000 customers or the same as in 1Q04. Nucleo has been able to recover the clients it had lost due to the elimination of dormant customers that took place during 2004. Nucleo’s postpaid subscribers increased by 21% reaching 99,000 clients, representing 19% of the customer base. Prepaid customers reached 436.000, equivalent to a reduction of 4%. Additionally, Nucleo launched its GSM services in Paraguay becoming the operator with the larger GSM/GPRS coverage in the country.

Directories

Publicom did not register revenues for new directories during 1Q05 due to the fact that the commercial plan did not contemplate any distribution during this period. However, contracts for advertising in the directories continue to increase significantly when compared to 1Q04.

Evolution of Operating Costs

The cost of services provided, administrative expenses and selling expenses for 1Q05 increased by P$143 million, or 15%, to P$1,095 million. The evolution of cost is mainly related to the increase in sales and increasing competition in the mobile telephony business in Argentina and to the increase in labor cost in the cellular and fixed businesses.

Salaries and social security contributions increased by P$26 million, or 20%, to P$159 million primarily due to the increase in salaries and bonuses granted during FY04 and 1Q05. Additionally, labor costs rose as a consequence of the increase in headcount in the cellular telephony business partially offset by a decrease in headcount in the fixed telephony business. As of March 31, 2005, the headcount totaled 14,228, compared to 14,059 as of March 31, 2004.

Taxes reached $85 million, an increase of $14 million when compared with 1Q04 due to the impact of sales tax and higher fees paid to the regulator, both in the cellular telephony activity.

The allowance for doubtful accounts increased to P$9 million mainly due to a lower level of credit recovery in the fixed telephony business. It is important to note that the levels of doubtful accounts are still below the historical level, both in the fixed and cellular telephony businesses.

5	www.telecom.com.ar

Sales commissions increased by P$17 million, or 45%, to P$55 million for 1Q05, as a consequence of commissions paid for new customers and higher sales of cellular prepaid cards.

Costs related to advertising remained at P$22 million in spite of the fact that Telecom Personal and Arnet continued with their promotions and media advertising campaigns.

The cost of cellular handsets increased by P$52 million reaching P$81 million mainly due to the increase in handset sales as a consequence of the cellular business growth after the launch of the GSM service.

TLRD (termination charges in third parties cellular networks) and roaming cost increased by P$44 million reaching P$86 million, following the significant increase in cellular traffic.

Depreciation of fixed and intangible assets decreased by P$63 million, or 15%, to P$366 million during 1Q05 as a consequence of the end of the amortization period of certain assets, mainly in the fixed telephony business.

Financial and Holding Results

The gain resulting from financial and holding results reached P$175 million for 1Q05 as compared to a gain of P$95 million in 1Q04. The difference can be largely attributed to the P$98 million registered as net currency exchange differences. The higher gain was a consequence of the effect of the appreciation of the Argentine Peso against the Euro on the financial debt of the Company. The exchange rate Peso/Euro decreased from $4.06 in December 31, 2004 to $3.78 in March 31, 2005.

Other Expenses

Other expenses (net) increased by P$6 million, or 19%, to P$37 million for the 1Q05 mainly as a result of higher provisions for lawsuits and other contingencies.

Cash flow and Net Financial Debt

Net Debt (Loans minus Cash and Banks plus Investments) decreased by P$757 million, or 11%, to P$6,400 million for 1Q05 compared with 1Q04 (P$7,157 million), mainly as a consequence of the successful restructuring of Telecom Personal and Nucleo’s debts and the cash flow generation of the Company, partially offset by accrued interests.

Investments

Of the total amount of P$62 million invested during 1Q05, P$38 million, or 61%, corresponds to fixed-line telephony, data transmission and Internet, and P$24 million or 39% to the cellular business.

Note: Materials and supplies not included

6	www.telecom.com.ar

Other Matters

Annual General Shareholders Meeting

On April 27, 2005, Telecom Argentina held its Annual General Shareholders Meeting. Among other points, the Shareholders Meeting approved the FY04 Annual Report and Financial Statements, the Board’s proposal that the negative Unappropriated Retained Earnings of FY04 be allocated to FY05 and the adoption of measures regarding applicability of the Article 206 of the Argentine Corporate Law to be postponed until the end of the restructuring process. Moreover, the Shareholders approved the election of members of the Board of Directors, the election of members of the Supervisory Committee, the Audit Committee’s budget for FY05 and the designation of the PricewaterhouseCoopers & Co. as external auditors of the Company.

Debt restructuring process

After the successful closing of the debt restructuring of Telecom Personal and Nucleo in November 2004, Telecom Argentina is in the process of obtaining the “homologation” of its APE (Acuerdo Preventivo Extrajudicial) by the majority of its creditors. Once the “homologation” is obtained and the debt exchange is concluded, Telecom Argentina will report positive Debt Restructuring results that will arise mainly from haircuts in principal amounts and forgiveness of interest.

***********

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine Government’s transfer of the telecommunications system in the northern region.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A.. Additionally, the capital stock of Nortel is comprised of preferred shares that are held by minority shareholders.

On March 31, 2005, Telecom had 984,380,978 shares outstanding.

7	www.telecom.com.ar

For more information, please contact Financial Planning & Investor Relations Department:

Pedro Insussarry

54-11-4968-3743

pinsussa@ta.telecom.com.ar

Moira Colombo

54-11-4968-3628

mcolombo@ta.telecom.com.ar

Gastón Urbina

54-11-4968-6236

gurbina@ta.telecom.com.ar

Voice Mail: 54-11-4968-3627

Fax: 54-11-4313-5842

For information about Telecom Group services visit:

www.telecom.com.ar

www.telecompersonal.com.ar

www.arnet.com.ar

www.highway.arnet.com.ar

www.paginasamarillas.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the outcome of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the outcome of the court proceedings relating to the debt restructuring, the impact of emergency laws enacted by the Argentine Government which have resulted in the repeal of Argentina’s Convertibility law, the devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report and Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

8	www.telecom.com.ar

*******

(Financial tables follow)

*******

Amadeo R. Vázquez

President

*******

9	www.telecom.com.ar

Item 2

TELECOM ARGENTINA S.A.

Consolidated information

THREE MONTH PERIOD- FISCAL YEAR 2005 .

(In millions of Argentine pesos, except statistical data )

1-	Consolidated Balance Sheet

	31-Mar 2005	31-Dec 2004	Δ $	Δ %
Cash, equivalents and investments	3,942	3,662	280	8%
Trade receivables	598	612	(14)	-2%
Other current assets	190	160	30	19%

TOTAL CURRENT ASSETS	4,730	4,434	296	7%

Fixed & Intangible assets	7,361	7,668	(307)	-4%
Other non-current assets	240	230	10	4%

TOTAL NON-CURRENT ASSETS	7,601	7,898	(297)	-4%

TOTAL ASSETS	12,331	12,332	(1)	0%

Accounts payable	600	548	52	9%
Loans	9,148	9,434	(286)	-3%
Reserves	48	30	18	60%
Other current liabilities	214	215	(1)	0%

TOTAL CURRENT LIABILITIES	10,010	10,227	(217)	-2%

Loans	1,159	1,219	(60)	-5%
Reserves	228	214	14	7%
Other non-current liabilities	100	116	(16)	-14%

TOTAL NON-CURRENT LIABILITIES	1,487	1,549	(62)	-4%

TOTAL LIABILITIES	11,497	11,776	(279)	-2%

Minority Interest	30	30	—	0%
Temporary differences from transaltion	23	24	(1)	-4%
Shareholders’ equity	781	502	279	56%

TOTAL LIABILITIES AND EQUITY	12,331	12,332	(1)	0%

2-	Consolidated Loans

	31-Mar 2005	31-Dec 2004	Δ $	Δ %
Corporate Bonds	5,020	5,353	(333)	-6%
Banks	1,165	1,177	(12)	-1%
On purchase of fixed assets and inventories	1,422	1,475	(53)	-4%
Accrued interest	1,350	1,259	91	7%
Penalties or default interest	191	170	21	12%

TOTAL CURRENT LOANS	9,148	9,434	(286)	-3%

Banks	1,194	1,260	(66)	-5%
Net Present Value	(35)	(41)	6	-15%

TOTAL NON-CURRENT LOANS	1,159	1,219	(60)	-5%

TOTAL LOANS	10,307	10,653	(346)	-3%

3-	Consolidated Income Statement
Three-Month Comparison

	31-Mar
	2005	2004	Δ $	Δ %
Net revenues	1,237	1,017	220	22%
Cost of services provided	(796)	(681)	(115)	17%

GROSS PROFIT	441	336	105	31%

Administrative expenses	(66)	(55)	(11)	20%
Selling expenses	(233)	(216)	(17)	8%

OPERATING (LOSS)/PROFIT	142	65	77	118%

Equity income from related companies	7	—	7	—
Net financial & holding results	175	95	80	84%
Debt Restructuring Results	(8)	—	(8)	—
Other incomes & expenses	(37)	(31)	(6)	19%

RESULTS FROM ORDINARY OPERATIONS	279	129	150	116%

Taxes on income	1	(4)	5	-125%
Minority interest	(1)	(1)	—	0%

NET (LOSS)/INCOME	279	124	155	125%

Operating (Loss)/Profit before D&A	508	494	14	3%

As a % of Net Revenues	41%	49%

4-	Consolidated Statement of Cash Flow
Three-Month Comparison

	Mar-31
	2005	2004	Δ $	Δ %
Net income	279	124	155	125%
Depreciation and Amortization	366	429	(63)	-15%
Increase in provisions	8	1	7	700%
(Increase)/decrease in assets	(8)	(22)	14	64%
(Decrease)/increase in liabilities	44	(46)	90	196%
Others, net	(268)	(105)	(163)	-155%

Total Funds generated by Operating Activities	421	381	40	10%

Total Funds applied to Investing Activities	569	(81)	650	802%

Increase in financial debt, net	(2)	—	(2)
Interests and financial expenses	(25)	(5)	(20)	-400%

Total Funds applied to Financing Activities	(27)	(5)	(22)	-440%

Increase/(decrease) of Funds	963	295	668	226%

5-	Consolidated Revenues Breakdown
Three-Month Comparison

	Mar-31
	2005	2004	Δ $	Δ %
Fixed Telephony	523	504	19	4%

Measured service
Local	123	118	5	4%
DLD	109	107	2	2%
Monthly charges	165	154	11	7%
Public telephones	42	44	(2)	-5%
Interconnection	56	50	6	12%
Others	28	31	(3)	-10%

International Telephony	55	54	1	2%

Data transmission & Internet	109	97	12	12%

Cellular Telephony	550	360	190	53%

Telecom Personal	506	318	188	59%

Monthly fee and measured service	119	66	53	80%
Pre-paid card	112	86	26	30%
Calling Party Pays	88	60	28	47%
TLRD *	50	26	24	92%
Handset sales and accesories	47	22	25	114%
Others	90	58	32	55%

Núcleo	44	42	2	5%

Monthly fee and measured service	10	9	1	11%
Pre-paid card	16	14	2	14%
Calling Party Pays	7	11	(4)	-36%
TLRD *	5	5	—	0%
Handset sales and accesories	3	1	2	200%
Others	3	2	1	50%

Telephone Directories (Publicom)	—	2	(2)	-100%

TOTAL NET REVENUES	1,237	1,017	220	22%

*	Charges for the termination of calls of the cellular operators.

6-	Consolidated Income Statement by Activities
Three-month period - FY 2005 (01/01/05 - 03/31/05)
(In million of Argentine pesos )

	Activities				Variation vs 1Q04
	Fixed Telephony	Cellular Telephony	Publishing Directories	Consolidated Activities	Δ $	Δ %
NET REVENUES	687	550	—	1,237	220	22%

Salaries and social security contributions	(130)	(26)	(3)	(159)	(26)	20%
Taxes	(40)	(45)	—	(85)	(14)	20%
Materials and supplies	(48)	(14)	—	(62)	(14)	29%
Allowance for doubtful accounts	(4)	(5)	—	(9)	(10)	-1000%
Settlement charges	(25)	—	—	(25)	(5)	25%
Interconnection cost	(34)	—	—	(34)	—	0%
Lease of lines and circuits	(7)	(1)	—	(8)	—	0%
Service fees	(15)	(14)	—	(29)	(14)	93%
Advertising	(7)	(15)	—	(22)	—	0%
Sales commissions	(5)	(50)	—	(55)	(17)	45%
Cost of cellular handsets	—	(81)	—	(81)	(52)	81%
Roaming and TLRD	—	(86)	—	(86)	(44)	-9%
Others	(39)	(34)	(1)	(74)	(10)	16%

Operating (Loss)/Profit before D&A	333	179	(4)	508	14	3%
Operating (Loss)/Profit before D&A Margin	48%	33%	0%	41%	(0)	-16%
Depreciation of fixed assets	(272)	(81)	—	(353)	50	-12%
Amortization of intangible assets	(2)	(11)	—	(13)	13	-50%

OPERATING RESULTS	59	87	(4)	142	77	118%

EQUITY INCOME FROM RELATED COMPANIES	7	—	—	7	7	—

Interest on assets	(148)	(8)	—	(156)	(120)	333%
Interest on liabilities	339	(8)	—	331	200	153%

FINANCIAL AND HOLDING INCOME	191	(16)	—	175	80	84%

DEBT RESTRUCTURING INCOME	(8)	—	—	(8)	(8)	—

OTHER INCOMES AND EXPENSES	(23)	(14)	—	(37)	(6)	19%

INCOME FROM ORDINARY OPERATIONS	226	57	(4)	279	150	116%

Taxes on income	—	—	1	1	5	-125%
Minirity interest	—	(1)	—	(1)	—	0%

NET (LOSS)/INCOME	226	56	(3)	279	155	125%

7-	Consolidated Income Statement by Activities
Three-month period FY 2004 (01/01/04 - 03/31/04)
(In million of Argentine pesos )

	Activities
	Fixed Telephony	Cellular Telephony	Publishing Directories	Consolidated Activities
NET REVENUES	655	360	2	1,017

Salaries and social security contributions	(113)	(18)	(2)	(133)
Taxes	(36)	(35)	—	(71)
Materials and supplies	(38)	(9)	(1)	(48)
Allowance for doubtful accounts	3	(2)	—	1
Settlement charges	(20)	—	—	(20)
Interconnection cost	(34)	—	—	(34)
Lease of lines and circuits	(8)	—	—	(8)
Service fees	(12)	(3)	—	(15)
Advertising	(6)	(16)	—	(22)
Sales commissions	(4)	(34)	—	(38)
Cost of cellular handsets	—	(29)	—	(29)
Roaming and TLRD	—	(42)	—	(42)
Others	(41)	(22)	(1)	(64)

Operating (Loss)/Profit before D&A	346	150	(2)	494
Operating (Loss)/Profit before D&A Margin	53%	42%	-100%	49%
Depreciation of fixed assets	(325)	(77)	(1)	(403)
Amortization of intangible assets	(15)	(11)	—	(26)

OPERATING RESULTS	6	62	(3)	65

Interest on assets	(49)	13	—	(36)
Interest on liabilities	155	(24)	—	131

FINANCIAL AND HOLDING INCOME	106	(11)	—	95

DEBT RESTRUCTURING INCOME	—	—	—	—

OTiER INCOMES AND EXPENSES	(20)	(11)	—	(31)

INCOME FROM ORDINARY OPERATIONS	92	40	(3)	129

Taxes on income	—	(5)	1	(4)
Minirity interest	—	(1)	—	(1)

NET (LOSS)/INCOME	92	34	(2)	124

8-	Ratios

	03/31/2005	03/31/2004
Liquidity	0.5	0.4
Consolidated Financial Indebtedness (*)	8.1	13.9
Total Consolidated Indebtedness	14.2	22.1
Return on equity (**)	0.6	0.3

(*)	Financial indebtedness = (Loans - Cash, equiv. & Investments) / Shareholders’ Equity.
(**)	Return on equity = Profit from ordinary operations / (Shareholders’ Equity - net income for the period).

9-	Statistical Data

	FIXED TELEPHONY
	Mar05		Mar04
TELECOM	Acumul.	3m	Acumul.	3m
	(1)		(1)
Installed lines	3,807,659	4,653	3,800,819	734
Lines in service (1)	3,818,479	28,181	3,673,546	17,687
Customer lines	3,506,145	21,751	3,380,026	18,685
Public telephony lines	83,423	(424)	80,674	547
Digitalization (%)	100	100	100	0
Fixed lines in service per 100 inhabitants (northern region)	20.2	0.1	19.6	0.0

(1)	Includes direct inward dialing numbers connected to digital trunk lines

TELECOM ARGENTINA S.A.

Unconsolidated Information

THREE MONTH PERIOD- FISCAL YEAR 2005 .

(In millions of Argentine pesos)

10-	Balance Sheet

	31-Mar 2005	31-Dec 2004	Δ $	Δ %
Cash, equivalents and investments	3,760	3,578	182	5%
Trade receivables	327	327	—	0%
Other current assets	52	59	(7)	-12%

TOTAL CURRENT ASSETS	4,139	3,964	175	4%

Fixed & Intangible assets	5,231	5,469	(238)	-4%
Investments	1,060	1,068	(8)
Other non-current assets	148	143	5	3%

TOTAL NON-CURRENT ASSETS	6,439	6,680	(241)	-4%

TOTAL ASSETS	10,578	10,644	(66)	-1%

Accounts payable	290	315	(25)	-8%
Loans	9,092	9,418	(326)	-3%
Reserves	28	11	17	155%
Other current liabilities	154	151	3	2%

TOTAL CURRENT LIABILITIES	9,564	9,895	(331)	-3%

Accounts payable	4	7	(3)	-43%
Compensation and social benefits payable	32	33	(1)	-3%
Others liabilities	54	64	(10)	-16%
Reserves	143	143	—	0%

TOTAL NON-CURRENT LIABILITIES	233	247	(14)	-6%

TOTAL LIABILITIES	9,797	10,142	(345)	-3%

Shareholders’ equity	781	502	279	56%

TOTAL LIABILITIES AND EQUITY	10,578	10,644	(66)	-1%

11-	Income Statement

Three-Month Comparison

	31-Mar		Δ $	Δ %
	2005	2004
Net revenues	742	689	53	8%
Cost of services provided	(465)	(473)	8	2%

GROSS PROFIT	277	216	61	28%

Administrative expenses	(36)	(32)	(4)	-13%
Selling expenses	(127)	(144)	17	12%

OPERATING (LOSS)/PROFIT	114	40	74	185%

Equity income from related companies	2	(3)	5	167%
Net financial & holding results	193	106	87	82%
Debt Restructuring Results	(8)	—	(8)	0%
Other incomes & expenses	(22)	(19)	(3)	-16%

RESULTS FROM ORDINARY OPERATIONS	279	124	155	125%

Taxes on income	—	—	—	—

NET (LOSS)/INCOME	279	124	155	125%

Operating (Loss)/Profit before D&A	388	380	8	2%

As a % of Net Revenues	52%	55%

TELECOM PERSONAL S.A.

Unconsolidated Information

THREE MONTH PERIOD- FISCAL YEAR 2005 .

(In millions of Argentine pesos)

12-	Balance Sheet

	31-Mar 2005	31-Dec 2004	Δ $	Δ %
Cash, equivalents and investments	176	71	105	148%
Trade receivables	234	227	7	3%
Other current assets	129	104	25	24%

TOTAL CURRENT ASSETS	539	402	137	34%

Trade receivables	106	101	5	5%
Fixed & Intangible assets	1,843	1,891	(48)	-3%
Other non-current assets	77	76	1	1%

TOTAL NON-CURRENT ASSETS	2,026	2,068	(42)	-2%

TOTAL ASSETS	2,565	2,470	95	4%

Accounts payable	319	251	68	27%
Loans	62	14	48	343%
Reserves	18	17	1	6%
Other current liabilities	55	58	(3)	-5%

TOTAL CURRENT LIABILITIES	454	340	114	34%

Reserves	79	65	14	22%
Loans	1,128	1,168	(40)	-3%
Other non-current liabilities	14	12	2	17%

TOTAL NON-CURRENT LIABILITIES	1,221	1,245	(24)	-2%

TOTAL LIABILITIES	1,675	1,585	90	6%

Minority Interest	—	—	—	—
Temporary differences from transaltion	23	24	(1)	-4%
Shareholders’ equity	867	861	6	1%

TOTAL LIABILITIES AND EQUITY	2,565	2,470	95	4%

13-	Income Statement

Three -Month Comparison

	31-Mar		Δ $	Δ %
	2005	2004
Net revenues	509	321	188	59%
Cost of services provided	(354)	(211)	(143)	-68%

GROSS PROFIT	155	110	45	41%

Administrative expenses	(21)	(15)	(6)	-40%
Selling expenses	(100)	(66)	(34)	-52%

OPERATING (LOSS)/PROFIT	34	29	5	17%

Equity income from related companies	2	2	—	0%
Financial & holding results	(13)	(13)	—	0%
Other incomes & expenses	(15)	(11)	(4)	-36%

RESULTS FROM ORDINARY OPERATIONS	8	7	1	14%

Taxes on income	(2)	—	(2)	—

NET (LOSS)/INCOME	6	7	(1)	-14%

Operating (Loss)/Profit before D&A	107	97	10	10%

As a % of Net Revenues	21%	30%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 13, 2005	By:	/s/ Carlos Alberto Felices
	Name:	Carlos Alberto Felices Chief Executive Officer
Title: